SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1995

                            HOMESTAKE MINING COMPANY
                                  SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN




By       /s/ T.H. Wong
         ----------------------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 26, 1996

Item 1.  Financial Statements and Exhibits

                  a. Financial  Statements for the years ended December 31, 1995 and 1994 and Supplemental Schedules as of and for the year ended December 31, 1995 and Independent Auditors' Report.

                  b. Exhibit No. 23

                       Independent Auditors' Consent

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------
                              FINANCIAL STATEMENTS

                 for the years ended December 31, 1995 and 1994

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------






                                TABLE OF CONTENTS




                                                                                                               Page

Financial Statements:

    Report of Independent Accountants                                                                             2

    Statements of Net Assets Available for Benefits
           as of December 31, 1995 and 1994                                                                       3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1995                                                          4

    Notes to Financial Statements                                                                              5-16



Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1995                                                                      17
    Item 27d - Schedule of Reportable Transactions
           for the Year Ended December 31, 1995                                                                  18


                        REPORT OF INDEPENDENT ACCOUNTANTS




The Savings Plan Committee
Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Homestake Mining Company Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.
- ----------------------------
San Francisco, California
June 20, 1996

                      HOMESTAKE MINING COMPANY SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1995 and 1994
                                 (in thousands)


                             ASSETS                                                  1995                    1994
                                                                                   -------               --------

Cash and cash equivalents:                                                         $   607               $   518
                                                                                   -------               -------
Investments:
    Wells Fargo Asset Allocation Fund                                                9,761                 7,107
    Wells Fargo S&P 500 Stock Fund                                                   -                     4,169
    Wells Fargo Lifepath Funds                                                       5,046                 4,215
    Neuberger & Berman Guardian Trust Fund                                           1,416                 -
    Templeton Foreign Fund                                                             400                 -
    Wells Fargo Stagecoach S&P 500 Stock Fund                                        5,941                 -
    Homestake Mining Company Stock Fund                                             10,029                10,165
    Participant loans receivable                                                     2,222                 2,051
    Fixed Income Fund                                                               19,915                21,236
    Frozen Confederation Life
           Guaranteed Investment Contracts (See Note 12)                             3,091                 3,091
                                                                                    ------                ------
                                                                                    57,821                52,034


Receivables & Other Assets:                                                          -                         3
                                                                                    ------                ------
               Total assets                                                         58,428                52,555

                         LIABILITIES

Amounts due to brokers for securities purchased                                        327                   144
                                                                                   -------               -------
               Net assets available for benefits                                   $58,101               $52,411
                                                                                   =======               =======













              The accompanying notes are an integral part of these
                             financial statements.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1995
                                 (in thousands)


Additions to net assets attributed to:
    Interest and dividends                                                                    $ 1,383
    Interest on participants' loans                                                               186
    Mutual fund income                                                                            235
    Net appreciation in the fair value of investments                                           4,392
                                                                                              -------
                                                                                                6,196
                                                                                              -------
    Contributions:
        Company, in cash                                                                        1,826
        Participants, in cash                                                                   2,679
        Transfers in from other plans                                                             129
                                                                                              -------
                                                                                                4,634
                                                                                              -------
           Total additions                                                                     10,830
                                                                                              -------
Deductions from net assets attributed to:

    Net depreciation in the fair value of investment
           in Homestake Mining Company Stock Fund                                                 595
    Benefits paid to participants                                                               4,497
    Transfers out to other plans                                                                   48
                                                                                              -------
               Total deductions                                                                 5,140
                                                                                              -------
                  Net increase                                                                  5,690

Net assets available for benefits:
    Beginning of year                                                                          52,411
                                                                                              -------
    End of year                                                                               $58,101
                                                                                              =======









              The accompanying notes are an integral part of these
                             financial statements.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.      Description of Plan:

        The following description of the Homestake Mining Company Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan for a more complete description of the Plan's provisions.

        General:

        The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) who have completed three months of service, and all temporary employees who have completed one year of service. Hourly employees of the Company who are not covered by collective bargaining agreements and have completed three months of service are also eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by the Company through a committee of management.

        Wells Fargo Bank was the Plan's trustee through December 31, 1995, and was replaced by BZW Global Trust Company, N.A., a unit of Barclays Bank P.L.C., effective January 1, 1996. (Wells Fargo's 401(k) Masterworks division was sold to Barclays Bank P.L.C.) In addition, BZW Barclays Global Fund Advisors replaced Wells Fargo Bank as the investment advisor effective January 1, 1996.

        Contributions:

        Participation is voluntary. Participants may make pre-tax or after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation. Participant contributions not exceeding 6% of wages or of salary are matched by the Company. Effective January 1, 1995, the Company matching rate was increased to 100% from 75%.

        Participants  may  also  contribute  to  the  Plan  amounts   previously
        contributed to another qualified plan. These contributions are not matched by the Company.

        Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.      Description of Plan, continued:

        Participants' Accounts:

        Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

        Payment of Benefits:

        The Plan permits withdrawal of after-tax contributions.

        The Plan permits withdrawal of pre-tax contributions upon:

             (1)    Termination of employment;

             (2)    Attainment of age 59 1/2;

             (3) Death (with vested account balance paid to designated beneficiary);

             (4)    Hardship.

          The Plan permits withdrawal of vested Company matching contributions made prior to January 1, 1994; however, the right of the participant who makes such a withdrawal to continue participating in the Plan is suspended for twelve months.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.      Description of Plan, continued:

        Payment of Benefits, continued:

        Distribution of benefits, except for certain participants that are required to receive annuities, can be in the form of a single-lump-sum cash payment, a portion paid in a lump-sum and the remainder paid later, or by periodic installments.

        Participant Loans Receivable:

        Participants may borrow from their vested accounts $1,000 to $50,000 limited to 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at bank prime rate plus 1%. Loans are collateralized by the borrower's note and vested interest in the Plan and repayments are made on at least a monthly basis through payroll deductions.

        Forfeitures:

        Forfeitures of unvested Company contributions for terminated employees can be utilized to restore participants' accounts, to pay plan fees and expenses, to offset company matching contributions or allocated to participants.


2.      Significant Accounting Policies:

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        Basis of Accounting:

        The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.      Significant Accounting Policies, continued:

        Investment Valuation and Income Recognition:

        Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end. Guaranteed investment contracts are stated at contract value (cost plus accrued interest). Participant notes receivable are valued at cost which approximates market value.

        Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Withdrawals:

        Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market valuation. Withdrawals from the Wells Fargo Asset Allocation Fund, Wells Fargo Lifepath Funds, Neuberger & Berman Guardian Trust Fund, Templeton Foreign Fund, Wells Fargo Stagecoach S&P 500 Stock Fund, and Fixed Income Fund are made in cash.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation).

3.      Concentration of Investments:

        A significant portion of the Plan's assets are invested in the Homestake Mining Company Common Stock Fund and are, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.      Reclassifications:

        Certain reclassifications were made to 1994 balances to conform with the 1995 presentation, with no effect on the net assets available for benefits or net change in net assets available for benefits, as previously reported.

6.      Plan Tax Status:

        The Plan obtained its latest determination letter in July 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

7.      Related Party Transactions:

        Certain Plan  investments  are units in investment  funds managed by the
        Trustee.   Therefore,   these   transactions  are  transactions  with  a
        party-in-interest.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


8.      Investments:

        Investments at December 31, 1995 and 1994 are comprised of the following (in thousands):



                                                                  Number           Value            Reported
                                                                    of             Per                Value
1995:                                                             Units            Unit            (in thousands)
- ----                                                              -------          -------         ---------
Wells Fargo Bank Investment Funds, at fair value:
     Wells Fargo Asset Allocation Fund                            507,334           $19.24         $   9,761
     Wells Fargo Lifepath Funds                                   421,389         11.39-12.93          5,046
     Wells Fargo Income Accumulation Fund                         839,520            12.42            10,429
                                                                                                     -------
                                                                                                      25,236

Mutual Funds, at fair value:
     Neuberger & Berman Guardian Trust Fund                       102,558            13.81             1,416
     Templeton Foreign Fund                                        43,529             9.19               400
     Wells Fargo Stagecoach S&P 500 Stock Fund                    442,004            13.44             5,941
                                                                                                      ------
                                                                                                       7,757

Fixed Income Fund, Guaranteed Investment Contracts,
           at contract value:
     Allstate Life Insurance Company                            2,014,325             1.00             2,014
     Bankers Trust Company                                      3,416,528             1.00             3,417
     Crown Life Insurance Company                               1,041,937             1.00             1,042
     John Hancock Mutual Life Insurance Company                 3,013,143             1.00             3,013
                                                                                                      ------
                                                                                                       9,486

Confederation Life Guaranteed Investment Contracts,
           at contract value (see Note 12)                      3,090,586             1.00             3,091
                                                                                                      ------

Homestake Mining Company Stock Fund, at fair value              1,437,671             6.98            10,029
                                                                                                      ------
Participant loans receivable, at book value, which
           approximates fair value                                         -             -             2,222
                                                                                                     -------
                           Total investments                                                         $57,821
                                                                                                     =======

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


8.      Investments, continued:

                                                                    Number            Value               Reported
                                                                      of               Per                  Value
1994                                                                 Units            Unit               (in thousands)
- ----                                                                -------        --------               ---------
Wells Fargo Bank Investment Funds, at fair value:
     Wells Fargo Asset Allocation Fund                              477,636           $14.88               $7,107
     Wells Fargo S&P 500 Stock Fund                                 253,440            16.45                4,169
     Wells Fargo Lifepath Funds                                     430,268             9.80                4,215
     Wells Fargo Income Accumluation Fund                           193,434            11.65                2,253
                                                                                                           ------
                                                                                                           17,744
Fixed Income Fund, Guaranteed Investment Contracts,
           at contract value:
    Allstate Life Insurance Company                               2,015,205             1.00                2,015
    Massachusetts Mutual Life  Insurance Company                  2,107,174             1.00                2,107
    Bankers Trust Company                                         3,230,702             1.00                3,231
    Canada Life Assurance Company                                 2,055,325             1.00                2,055
    Crown Life Insurance Company                                  1,168,226             1.00                1,168
    John Hancock Mutual Life Insurance Company                    2,865,594             1.00                2,866
    New York Life Insurance Company                               5,541,050             1.00                5,541
                                                                                                           ------
                                                                                                           18,983

Confederation Life Guaranteed Investment Contracts,
           at contract value (see Note 12)                        3,090,586             1.00               3,091
                                                                                                          ------

Homestake Mining Company Stock Fund, at fair value                1,354,445             7.50              10,165
                                                                                                          ------
Participant loans receivable, at book value, which
           approximates fair value                                       -                -                2,051
                                                                                                         -------
           Total investments                                                                             $52,034
                                                                                                         =======

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



8.      Investments, continued:

        All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends, and appreciation (depreciation) in fair value.

        The Asset Allocation Fund invests in a changing mix of stocks, bonds, and money market securities and aims for a high level of total return over the long term, consistent with reasonable risk. The Lifepath Funds invest in a changing mix of US and international stocks, bonds, and money market securities and aim for greater growth potential in early years and then gradually reduce risk to exposure over time. The Neuberger & Berman Guardian Trust Fund is a growth and income fund that emphasizes investments in stocks of established, high quality companies considered to be under valued in comparison to stocks of similar companies. The Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. The Wells Fargo Stagecoach S&P 500 Stock Fund is a mutual fund that invests in substantially the same stocks in substantially the same percentages as the Standard & Poor's 500 Composite Stock Price Index and seeks to approximate as closely as practicable the rate of return of that index.

        The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

        The Fixed Income Fund consists of guaranteed investment contracts previously purchased by the Plan from bank and insurance companies and shares in the Wells Fargo Income Accumulation Fund. Guaranteed
        investment contracts of Confederation Life Insurance Company have been separated from the Fixed Income Fund into a separate fund as detailed in
        Note 12.

9.      Administrative Expenses:

        Certain costs associated with administering the Plan are paid directly by the Company.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


10. Net Assets Available for Benefits by Investment Type (in thousands), continued:

                                                           Neuberger                        Wells                Confederation
                            Wells Fargo       Wells        & Berman                         Fargo                    Life
                               Asset           Fargo       Guardian      Templeton       Stagecoach     Fixed     Guaranteed
                            Allocation       Lifepath        Trust        Foreign          S&P 500     Income     Investment
                               Fund            Funds          Fund         Fund             Fund        Fund       Contracts
                            ------------     --------      ---------     ----------      ----------    -------   --------------
December 31, 1995:
- -----------------
ASSET

Cash and cash equivalents          -           -             -               -                -          $ 11           -
                              -------      -------        -------          -----         --------        ----       -------
Investments, at fair value:

     Fund investments held by
        trustee               $ 9,761      $ 5,046        $ 1,416          $ 400         $ 5,941            -            -
     Common stock of the
        Company                   -            -              -               -              -              -            -
     Participant loans
        receivable                -            -              -               -              -              -            -
                              -------      -------        -------          -----         -------         ----       -------
                                9,761        5,046          1,416            400           5,941            -            -
                              -------      -------        -------          -----         -------         ----       -------
Investments, at contract value:

     Fund investments held
        by trustee                -            -              -               -              -         19,915       $ 3,091
                              -------      -------        -------          -----         -------       ------       -------
        Total assets            9,761        5,046          1,416            400           5,941       19,926         3,091

LIABILITIES

     Amounts due to brokers
     for securities purchased     -            -              -               -              -              1           -
                              -------      -------        -------          -----         -------     --------       -------
         Net assets available
           for benefits       $ 9,761      $ 5,046        $ 1,416           $400         $ 5,941     $ 19,925       $ 3,091
                              =======      =======        =======          =====         =======     ========       =======
                             Homestake
                              Mining
                              Company      Participant    Short Term
                               Stock           Loan       Investment
                               Fund            Fund         Account        Total
                             ---------     -------------  -----------      -----
December 31, 1995:
- -----------------
ASSET

Cash and cash equivalents       $ 576       -                $ 20          $ 607
                               ------       -------          ----         ------
Investments, at fair value:

     Fund investments held by
        trustee                   -            -              -           22,564
     Common stock of
        the Company            10,029          -              -           10,029
     Participant loans
        receivable                -          2,222            -            2,222
                               ------        -----           ----         ------
                               10,029        2,222            -           34,815
                               ------        -----           ----         ------
Investments, at contract value:

     Fund investments held
        by trustee                -            -              -           23,006
                               ------        -----           ----         ------
         Total assets          10,605        2,222             20         58,428

LIABILITIES

     Amounts due to brokers
     for securities purchased     326          -              -              327
                              -------      -------          -----       --------
         Net assets available
           for benefits       $10,279      $ 2,222          $  20       $ 58,101
                              =======      =======          =====       ========


                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


10. Net Assets Available for Benefits by Investment Type (in thousands), contiinued:

                                                        Wells                     Homestake
                                     Wells Fargo        Fargo         Wells        Mining
                                       Asset           S&P 500        Fargo       Company
                                     Allocation         Stock       Lifepath        Stock
December 31, 1994:                      Fund            Fund          Funds         Fund
- ------------------                   -----------        ------      ---------     ----------
ASSETS

Cash and cash equivalents                   -               -           -          $   413
                                       --------       --------     --------        -------
Investments, at fair value:

        Fund investments held
         by trustee                    $  7,107       $  4,169     $  4,215             -
         Company stock of the
           Company                          -              -            -           10,165
         Participant loans
           receivable                       -              -            -               -
                                       --------       --------     --------         ------
                                          7,107          4,169        4,215         10,165
                                       --------       --------     --------         ------
Investments, at contract value:

        Fund investments held
         by trustee                         -              -            -               -
Receivables:
        Participants' contributions           1              1            1             -
                                       --------       --------     --------         ------

             Total assets                 7,108          4,170        4,216         10,578

LIABILITIES
        Amounts due to brokers for
         securities purchased               -              -            -               -
                                       --------       --------       ------        -------
         Net assets available for
           benefits                      $7,108         $4,170       $4,216        $10,578
                                       ========       ========       ======        =======


                                                                  Confederation
                                                                      Life
                                     Participant        Fixed      Guaranteed    Short Term
                                        Loan           Income      Investment    Investment
                                        Fund            Fund        Contracts      Account         Total
December 31, 1994:
- -----------------                    ----------        -------     ------------  -----------       ------
Cash and cash equivalents                 -                 -           -            $ 105        $    518
                                     --------          --------    ---------         -----        --------
Investments, at fair value:

        Fund investments held
         by trustee                       -                 -           -               -           15,491
        Common stock of the
         Company                          -                 -           -               -           10,165
        Participant loans
         receivable                  $  2,051               -           -               -            2,051
                                     --------          --------     --------         -----          -------
                                        2,051               -           -               -           27,707
                                     --------          --------     --------         -----          -------
Investments, at contract value:

        Fund investments held
         by trustee                       -           $ 21,236     $  3,091             -           24,327

Receivables:
        Participants' contributions       -                 -           -               -                3
                                     --------         --------     --------           ----          ------
             Total assets               2,051           21,236        3,091            105          52,555

LIABILITIES
        Amounts due to brokers for
         securities purchased             -                144          -               -              144
                                     --------         --------     --------          -----         -------
         Net assets available for
           benefits                    $2,051          $21,092       $3,091           $105         $52,411
                                     ========         ========     ========          =====         =======

                     HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                 (in thousands)

11.     Changes in Net Assets Available for Benefits by Investment Type:

        During the year ended December 31, 1995, changes in net assets available for benefits by participant-designated investment types were as follows:

                                                     Wells           Wells                     Neuberger                    Wells
                                                     Fargo           Fargo          Wells      & Berman                     Fargo
                                                     Asset          S&P 500         Fargo      Guardian     Templeton    Stagecoach
                                                  Allocation         Stock        Lifepath       Trust       Foreign      S&P 500
                                                     Fund            Fund           Funds        Fund         Fund         Fund
                                                  ----------        -------       --------     ---------    ---------    ----------
Additions to net assets attributed to:
        Interest and dividends                           -             -              -            -            -              -
        Interest on participants' loans                  -             -              -            -            -              -
        Mutual Fund Income                               -             -              -          $ 24         $ 38          $ 173
        Net appreciation in the fair value of
         assets                                    $ 2,070         $  462          $ 900           62           -             898
        Contributions:
         Company, in cash                              331             93            233           33           15            203
         Participants, in cash                         511            124            382           56           37            306
         Transfers in from other plans                   5              1              7           -            -              -
                                                   -------          -----         ------         ----         -----         -----
               Total additions                       2,917            680          1,522          175           90          1,580

Deductions from net assets attributed to:
        Net depreciation in the fair value
          of investment in Homestake common stock       -              -              -            -            -              -

        Benefits paid to participants                  482            136            375            8           -             105

        Transfers out to other plans                    -              -              -            -            -              -
                                                   -------        -------         ------        -----        -----         ------
               Total deductions                        482            136            375            8           -             105
                                                   -------        -------         ------        -----        -----         ------
        Interfund transfers                             45        (4,815)          (317)        1,249          310          4,466
                                                   -------        -------         ------        -----        -----         ------
               Net increase (decrease)               2,480        (4,271)            830        1,416          400          5,941
                                                   -------        -------         ------        -----        -----         ------
Net assets available for benefits:
        Beginning of year                            7,281          4,271          4,216           -            -             -

        End of year                                $ 9,761             -         $ 5,046      $ 1,416        $ 400        $ 5,941
                                                   =======        =======        =======      =======         =====       =======
                                                                 Confederation   Homestake
                                                                    Life           Mining
                                                    Fixed        Guaranteed       Company    Participant    Short Term
                                                    Income       Investment        Stock        Loan        Investment
                                                    Fund          Contracts         Fund        Fund          Account       Total
                                                   --------      -------------     ------    -----------    ----------     ------
Additions to net assets attributed to:
        Interest and dividends                     $ 1,241             -           $ 140          -           $   2       $  1,383
        Interest on participants' loans                 -              -             -         $ 186             -             186
        Mutual Fund Income                              -              -             -            -              -             235
        Net appreciation in the fair value of assets    -              -             -            -              -           4,392
        Contributions:
         Company, in cash                              776             -             253          -            (111)         1,826
         Participants, in cash                         917             -             346          -                          2,679
         Transfers in from other plans                  42             -              74          -              -             129
                                                   -------         ---------       ------      ------          -----        ------
               Total additions                       2,976             -             813         186           (109)        10,830

Deductions from net assets attributed to:
        Net depreciation in the fair value
          of investment in Homestake common stock       -              -             595          -              -             595

        Benefits paid to participants                2,906             -             326         148             11          4,497

        Transfers out to other plans                    26             -              22          -              -              48
                                                  --------        --------      --------     -------         -------        ------
               Total deductions                      2,932             -             943         148             11          5,140
                                                  --------        --------      --------     -------         -------        -------
       Interfund transfers                         (1,882)             -             802         191           (49)             -
                                                  --------        --------      --------     -------         -------        -------
               Net increase (decrease)             (1,838)             -             672         229          (169)          5,690
                                                  --------        --------      --------     -------         -------        -------
Net assets available for benefits:
        Beginning of year                           21,763          3,091          9,607       1,993            189         52,411

        End of year                               $ 19,925        $ 3,091       $ 10,279     $ 2,222          $  20        $58,101
                                                  ========        ========      ========     =======         ======        =======

                                       15

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS




12.     Confederation Life Guaranteed Investment Contracts:

        Confederation Life Insurance Company (CLIC) was seized by insurance regulators on August 12, 1994, to protect the financial interest of all policyholders. The Plan's investment contracts with CLIC will be paid out as part of a rehabilitation plan, the timing and value of which is uncertain at this time.

        On August 18, 1994, the Plan suspended withdrawals and transfers by participants of amounts in the Plan held by CLIC and froze the value of its CLIC guaranteed investment contracts at their then-current book values (cost plus accrued interest through August 15, 1994). The Plan has not accrued any interest on these contracts since they were frozen.

        These frozen contracts have been separated from the Fixed Income Fund into a separate frozen fund.

        Until a Rehabilitation Plan is finalized and approved, or other additional relevant information becomes available, the ultimate effect on the Plan's CLIC investments and the participants' ability to withdraw funds from CLIC cannot be determined. Based on the information received from the Rehabilitator and the Plan's advisors as of June 20, 1996, Plan management believes that such effect would not result in a material impact on the Plan's financial statements. Consequently, adjustments, if any, which may arise as a result of the ultimate outcome of the rehabilitation have not been reflected in the accompanying financial statements.

13.     Subsequent Events:

        Amendment No. 4 to the Plan was executed on April 23, 1996 and is effective from January 1, 1996. This amendment provides for full vesting to participants' accounts that are terminated as part of certain specified reductions in labor force on the date of such termination.


        A new fund was added to the investment options of the Plan on January 15, 1996. The Money Market Fund invests in high-quality securities maturing in 13 months or less.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1995


                                                                  (c) Description of
                                                                 Investment including
               (b) Identity of                                    Maturity Date, Rate
              Issuer, Borrower,                                      of Interest,                                     (e) Current
                 Lessor, or                                         Collateral, Par                 (d) Cost             Value
(a)             Similar Party                                      or Maturity Value             (in thousands)     (in thousands)
- ---   -------------------------------                  --------------------------------          --------------      ------------

      Allstate Life Insurance Company                  GIC (maturing 11/12/98, 5.46%)                $ 2,014           $ 2,014
      Bankers Trust Company                            GIC (maturing 09/30/00, 5.87%)                  3,417             3,417
      Crown Life Insurance Company                     GIC (maturing 03/03/98, 4.04%)                  1,042             1,042
      John Hancock Mutual Life                         GIC (maturing 06/30/98, 5.16%)
             Insurance Company                                                                         3,013             3,013
*     Wells Fargo Bank                                 Wells Fargo Income Accumulation
                                                             Fund (839,520 units)                     10,428            10,429
      Confederation Life Insurance                     GIC (frozen 08/15/94, originally maturing
             Company                                         01/02/95, 8.70%)                          1,052             1,052
                                                       GIC (frozen 08/15/94, originally maturing
                                                             07/24/95, 9.14%)                          1,005             1,005
                                                       GIC (frozen 08/15/94, originally maturing
                                                             03/15/96, 8.54%)                          1,034             1,034
*     Wells Fargo Bank                                 Wells Fargo Asset Allocation Fund
                                                             (507,334 units)                           8,023             9,761
                                                       Wells Fargo Lifepath 2000 Fund
                                                             (153,450 units)                           1,536             1,748
                                                       Wells Fargo Lifepath 2010 Fund
                                                             (94,848 units)                              970             1,133
                                                       Wells Fargo Lifepath 2020 Fund
                                                             (102,615 units)                           1,048             1,266
                                                       Wells Fargo Lifepath 2030 Fund
                                                             (37,497 units)                              390               473
                                                       Wells Fargo Lifepath 2040 Fund
                                                             (32,979 units)                              353               426
                                                       Wells Fargo Stagecoach S&P 500 Stock Fund
                                                             (442,004 units)                           5,094             5,941
*     Wells Fargo Bank                                 Homestake Mining Company Stock Fund
                                                             (1,437,671 units)                        10,749            10,029
      Neuberger & Berman Management, Inc.              Neuberger & Berman Guardian Trust
                                                             (102,558 units)                           1,386             1,416
      Franklin Templeton Distributors, Inc.            Templeton Foreign Fund
                                                             (43,529 units)                              400               400
*     Participant notes                                Repayable over a term of up to five
                                                             years at an interest rate set
                                                             at the time of issue of the loan.
                                                             Rate during 1995 ranged from
                                                             5.5% to 12.6%                             2,222             2,222

*  Represents party-in-interest to Plan

Note:     GIC has been used above as an abbreviation for Guaranteed Investment Contract.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN

           Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1995
                                 (in thousands)


                                                                                                        (f) Expenses
                          (b) Description of Assets                                                         Incurred
(a) Identity of          (Include Interest Rate and             (c) Purchase   (d) Selling   (e) Lease       with
Party Involved            Maturity in Case of a Loan)               Price          Price        Rental      Transaction
- ---------------           --------------------------            ------------   -----------   ---------  ---------------
   Wells Fargo Bank     Homestake Mining Company Stock Fund        $20,192           -           -             -
                                                                         -       $19,914         -             -

   Wells Fargo Bank     Fixed Income Fund                           19,469           -           -             -
                                                                        -         21,606         -             -

   Wells Fargo Bank     S&P 500 Stock Fund                              -          4,867         -             -


   Wells Fargo Bank     Stagecoach S&P 500 Stock Fund                5,631           -           -             -


                                                                              (h) Current
                                                                                 Value of      (i) Net
                       (b) Description of Assets                                 Asset on          Gain
(a) Identity of        (Include Interest Rate and              (g) Cost       Transaction        or
Party Involved          Maturity in Case of a Loan)               of Asset        Date          (Loss)
- ---------------        -----------------------------            ---------   ---------------    --------
   Wells Fargo Bank     Homestake Mining Company Stock Fund            -             -             -
                                                                 $19,714       $19,914          $200

   Wells Fargo Bank     Fixed Income Fund                              -             -             -
                                                                  21,591        21,606            15

   Wells Fargo Bank     S&P 500 Stock Fund                         4,373         4,867           494


   Wells Fargo Bank     Stagecoach S&P 500 Stock Fund                  -             -             -
